Exhibit 99.7

Wipro to acquire Appirio, A Global Cloud Services Company

Bangalore, India and Indianapolis, USA. October 20, 2016— Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading information technology, consulting and business process services company, today announced that it has signed a definitive agreement to acquire Appirio, a global cloud services company that creates next generation worker and customer experiences for a purchase consideration of USD 500 Million.

Established in 2006, Appirio is headquartered in Indianapolis with offices in San Francisco, Dublin, London, Jaipur, and Tokyo and has 1250 employees worldwide. Appirio is a trusted partner to some of the world’s leading brands, including Stryker, Robert Half, Johnson Controls, Cardinal Health, Coca-Cola, eBay, Facebook, Home Depot, and Sony PlayStation.

Once completed, Wipro’s acquisition of Appirio will create one of the world’s largest cloud transformation practices, a game changer in today’s as-a-service and digital economy. Appirio also brings to Wipro, Topcoder, a leading crowdsourcing marketplace connecting over a million designers, developers and data scientists around the world with customers.

“In an increasingly digital world, as consumer behaviors and expectations continue to be reshaped by experiences, companies are recognizing that they need to transform how they engage with customers and employees by leveraging the power of Cloud. Appirio and Wipro are coming together to unlock transformational synergies in the applications space and help enterprises create new business models,” said Abidali Z. Neemuchwala, Chief Executive Officer & Member of the Board, Wipro Limited. Wipro will consolidate its existing cloud applications practices of Salesforce and Workday under the Appirio brand and structure. Chris Barbin, Chief Executive Officer of Appirio, will lead the expanded business.

“When you combine Wipro’s global scale and deep digital focus with Appirio’s transformative worker and customer experience expertise, and best in class team, brand, and partners, you create a formidable force in the industry,” said Chris Barbin, Chief Executive Officer of Appirio. “Together, our aim is to dominate the market and claim the top spots in industry Net Promoter Score, market share, and best places to work.”

“Chris and his team have spent the last decade building Appirio into a global leader delivering amazing customer experiences with Salesforce,” said Marc Benioff, Chairman and Chief Executive Officer, Salesforce. “I couldn’t be more proud of Appirio as it joins Wipro, where together they will continue to drive customer success on a much larger scale.”

“As one of our earliest partners, Appirio has played a key role in the Workday Community, and we’re thrilled to see such a great opportunity for the team’s continued growth,” said Aneel Bhusri, Co-founder and Chief Executive Officer, Workday. “With Appirio, Wipro gains an organization with deep industry expertise and a strong commitment to customer service, dedicated to helping companies take their businesses to the cloud.”

The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be closed in the quarter ending December 31, 2016. William Blair & Company acted as financial advisor to Appirio during the transaction.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading information technology, consulting and business process services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360-degree view of “Business through Technology.” By combining digital strategy, customer centric design, advanced analytics and product engineering approach, Wipro helps its clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, Wipro has a dedicated workforce of over 170,000, serving clients across 6 continents. For more information, please visit www.wipro.com

About Appirio

Appirio is a global services company that helps customers create next-generation Worker and Customer Experience using the latest cloud technologies. Our free-thinking consultants deliver unmatched customer value by creating actionable strategies, delivering results quickly, and helping organizations adapt to a new experience-driven era. We do this by harnessing the power of one of the world’s largest crowdsourcing communities and thousands of pre-built solution accelerators. Appirio is a trusted partner to some of the world’s largest brands, including Stryker, Robert Half, Johnson Controls, Cardinal Health, Coca-Cola, eBay, Facebook, Home Depot, and Sony PlayStation

Media Contact:

Vipin Nair

Wipro Limited

vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.